Exhibit 1

Media Relations Jorge Perez	Investor Relations Lucy Rodriguez
+52 (81) 8259-6666 jorgeluis.perez@cemex.com	+1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES PLANS TO EXPAND

OPERATIONS IN THE DOMINICAN REPUBLIC

MONTERREY, MEXICO. MARCH 8, 2021 — CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it expects to recommission one of its production lines at its plant in San Pedro de Macoris, Dominican Republic, which could imply a 33% increase in its production capacity in the country. This increase would boost the cement industry’s self-sufficiency and would strengthen CEMEX Dominicana’s position to serve the growth of the construction sector in the Caribbean.

CEMEX anticipates reactivating line 1 of the San Pedro de Macoris plant to increase its existing clinker production capacity by more than 500,000 metric tons per year, implementing state-of-the-art technologies to improve efficiency and remain aligned with international environmental standards.

The planned reactivation of line 1, currently scheduled for the last quarter of 2021, is part of CEMEX Dominicana’s growth plan, seeking to strengthen its capacity to respond to the local market’s demand as that of the export market, maintaining its firm commitment to the quality of service it provides to the Caribbean construction sector.

“At CEMEX Dominicana, we reiterate our commitment to the sustainable development of the Dominican Republic, in the context of boosting the national economy, aiming with these investment plans to reduce the need for imports, promote local industry, and contribute to the generation of employment in the country,” said José Antonio Cabrera, Director of CEMEX Dominicana.

Currently, CEMEX Dominicana supplies more than two million metric tons of cement and clinker to the Dominican and export markets, the capacity of which is expected to increase with the reactivation plans for line 1.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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The content of this press release is for informational purposes only and shall not be construed as advice to invest in CEMEX, S.A.B. de C.V. (“CEMEX”). This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect CEMEX and its direct and indirect subsidiaries (the “CEMEX Group”, CEMEX inclusive) current expectations and projections about future events based on the CEMEX Group’s knowledge of present facts and circumstances and assumptions about future events, as well as the CEMEX Group’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the CEMEX Group’s expectations. No assurance can be given that the expansion described herein will be consummated or as to the ultimate terms of any such expansion. Many risks, uncertainties, and other important factors could cause the actual results, performance, or achievements of the CEMEX Group to be materially different from those expressed or implied in this press release. You are urged to carefully consider the risks, uncertainties, and other factors that affect the CEMEX Group’s business and operations and should review future reports and press releases filed by CEMEX with the Mexican National Banking and Securities Commission, the Mexican Stock Exchange, and the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to, and will not, update or correct the information contained in this press release.